May 18, 2015

via EDGAR

Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Registration Statement on Form N-1A
Post-Effective Amendment No. 163 (Accession No. 0000898745-15-000325)
File No. 033-59474
REQUEST FOR ACCELERATION

Dear Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Principal Funds, Inc. (the “Registrant”) and its principal underwriter, Principal Funds Distributor, Inc., hereby request that the effectiveness of the above-referenced Registration Statement on Form N-1A Post-Effective Amendment No. 163 be accelerated to May 18, 2015, or as soon as possible thereafter. Based on previous telephone conversations with the Staff, we understand the Staff would give favorable consideration to this request.

The Registrant and Principal Funds Distributor, Inc. acknowledge their statutory obligations under federal securities laws. The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the registration statement and that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from action with respect to the filing. The Registrant acknowledges that the action of the Commission or its Staff, acting pursuant to delegated authority, in accelerating the effective date of the Registration Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of disclosures in the registration statement. The Registrant further acknowledges that it may not assert Commission Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please call me at 515-248-2821 if you have any questions.

Sincerely,

/s/ Greg Reymann	/s/ Adam U. Shaikh
Greg Reymann	Adam U. Shaikh
Assistant Counsel	Counsel
Principal Funds, Inc.	Principal Funds Distributor, Inc.